Exhibit (a)(5)(A)

Leigh A. Parker (170565)

lparker@weisslawllp. com

WEISSLAW LLP

1516 South Bundy Drive, Suite 309

Los Angeles, CA 90025

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff Stephen Bushansky

and the Proposed Class

[Additional counsel appear on signature page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

STEPHEN BUSHANSKY, On Behalf of

Himself and All Others Similarly Situated,

Case No.

Plaintiff,

)

CLASS ACTION

vs.

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THE ACTIVE NETWORK, INC.,

JON BELMONTE, STEPHEN L. GREEN,

THOMAS N. CLANCY, BRUNS H.

GRAYSON, JOSEPH LEVIN, and DOES 1-

25, inclusive,

)

)

)

)

)

COMPLAINT FOR BREACH

OF FIDUCIARY DUTIES

Defendants.

)

)

)

JURY TRIAL DEMANDED

Plaintiff Stephen Bushansky (“Plaintiff”), on behalf of himself and all others similarly situated, after an examination and inquiry conducted by and through his counsel, alleges the following for his Complaint:

NATURE AND SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other public stockholders of The Active Network, Inc. (“Active” or the “Company”) against

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Active and its Board of Directors (the “Board”), arising out of their breaches of fiduciary duty in connection with the Board’s agreement to sell the Company to Vista Equity Partners, LLC, through beneficially owned affiliates of its private equity funds, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. (collectively, “Vista”), pursuant to a tender offer (the “Tender Offer” or the “Proposed Transaction”).

2. On September 30, 2013, Active and Vista issued a joint press release announcing entry into an Agreement and Plan of Merger dated September 28, 2013 (the “Merger Agreement”) to sell Active to Vista, under which Vista will launch a cash tender offer no later than October 8, 2013, to purchase all of Active’s outstanding common shares at a purchase price of $14.50 per share (the “Offer Price”). The Proposed Transaction is valued at approximately $1.05 billion.

3. Defendants (defined herein) are working quickly to close the deal; absent judicial intervention, the Tender Offer will close in as little as a month from now. The Tender Offer and completion of the subsequent short-form merger of Active and a subsidiary of Vista will require approval of only 50.1% of the outstanding shares of Active under Section 251(h) of Delaware’s General Corporation Law.

4. As described below, both the value to Active stockholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public stockholders of the Company. The Individual Defendants’ (defined herein) conduct constitutes a breach of their fiduciary duties owed to Active stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

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JURISDICTION AND VENUE

6. The court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, § 10, because this is a cause not given by statute to other trial courts.

7. The court has jurisdiction over Defendants because they conduct business in California and/or are citizens of California. This action is not removable.

8. Venue is proper in this Court because the conduct at issue took place and had an effect in this county.

THE PARTIES

9. Plaintiff Stephen Bushansky is, and was all times relevant hereto, a stockholder of Active.

10. Defendant Active, a Delaware corporation, is a technology and media company that provides cloud computing applications for activity and participant management that form an online network connecting a group of activity and event organizers. The Company’s proprietary technology platform, ActiveWorks, provides cloud computing applications that reduce the cost and complexity of managing, organizing, and promoting activities and events. Active’s corporate headquarters are located at 10182 Telesis Court, San Diego, California 92121. Its common stock is traded on the NASDAQ under the symbol “ACTV.” Active is named here solely for the purpose of providing full and complete relief.

11. Defendant Jon Belmonte (“Belmonte”) has served as the Company’s Interim Chief Executive Officer (“CEO”) since April 2013 and has been a director since June 2013. He previously served as the Company’s Chief Media Officer from February 2011 until December 2011 and as the Company’s Chief Operating Officer from April 2000 to February 2011.

12. Defendant Stephen L. Green (“Green”) has served as an Active director since November 2001.

13. Defendant Thomas N. Clancy (“Clancy”) has served as an Active director since November 2002.

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14. Defendant Bruns H. Grayson (“Grayson”) has served as an Active director since May 2009.

15. Defendant Joseph Levin (“Levin”) has served as an Active director since February 2008.

16. Defendants identified in paragraphs 11 through 15, supra, are referred to herein as the “Individual Defendants.”

17. Defendant Active and the “Individual Defendants” are referred to herein as the “Defendants.”

OTHER RELEVANT ENTITIES

18. Vista Equity Partners, LLC, is a U.S.-based private equity firm focused on investing in software and technology-enabled businesses and partnering with world-class management teams looking to reach their full potential. It has approximately $7 billion in capital commitments and offices in San Francisco, Chicago and Austin. It seeks to carry out the Proposed Transaction through Athlaction Holdings, LLC (“Parent”), a Delaware limited liability company, and its wholly owned subsidiary, Athlaction Merger Sub, Inc. (“Merger Sub”), a Delaware corporation. It manages Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P., which have committed to capitalize Parent with an aggregate equity contribution of $660 million. Parent and Merger Sub are beneficially owned by affiliates of Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Active and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

20. Under California law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the

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highest value reasonably available for the corporation’s shareholders and, if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to Plaintiff and other public shareholders of Active.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to section 382 of the California Code of Civil Procedure on behalf of all persons and/or entities that own Active

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common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

24. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of September 27, 2013, 63,264,368 shares of common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by Active or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

25. Questions of law and fact are common to the Class, including, inter alia, the following: (i) Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction; (ii) Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; (iii) Have the Individual Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing; (iv) Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic

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alternatives including offers from interested parties for the Company or its assets; (v) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and (vi) Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

26. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

27. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

28. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FURTHER SUBSTANTIVE ALLEGATIONS Company Background and Its Excellent Prospects for Growth

29. Founded in 1998, Active is a social and sport networking website, providing cloud-based activity and participant management solutions to a wide range of customer groups including business solutions, community activities, and the public sector. The Company has developed an organization-based cloud computing platform, ActiveWorks, that automates online registrations and streamlines other critical management functions, transforming the way organizers record, track, manage and share information regarding activities and events, while driving consumer participation to their events.

30. Active powers a broad range of activities, including reserving a campsite or tee time, registering for a marathon, purchasing a fishing license, and participating in a community event or corporate conference. Since introducing its platform in 1999, the Company has grown

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significantly. As of December 31, 2012, it boasted approximately 55,000 customer organizations and driving approximately 89.9 million annual consumer registrations. The Company primarily generates revenue from technology fees paid by participants who register for their customers’ activities through its cloud computing applications.

31. The Company went public in May 2011 at an issue price of $15.00 per share. Active initially enjoyed success with shares quickly rising to $18.00 following the offering and trading as high as $19.89 on June 7, 2011. However, after repeatedly missing analysts’ estimates and, on November 2, 2012, reporting a lower than expected outlook for fiscal 2013, shares were nearly cut in half, dropping 46% and trading in the $4.00—$5.00 range per share by December 2012.

32. However, Active turned things around in 2013. On May 1, 2013, the Company announced changes in its senior leadership as the Company continues to focus on strengthening its long-term operational and financial performance. The Company’s May 1, 2013 press release reported:

SAN DIEGO, CALIF. – May 1, 2013 – ACTIVE Network (NYSE: ACTV), the leader in cloud-based Activity and Participant Management™ (APM) solutions, today announced several changes in its senior leadership as the Company continues to focus on strengthening its long-term operational and financial performance. The Company also announced strong first quarter 2013 revenue and Adjusted EBITDA that was better than previously provided guidance. Detailed first quarter 2013 financial results will be announced on May 2, 2013.

Jon Belmonte, a former Chief Media Officer and Chief Operating Officer at the Company, has been named interim Chief Executive Officer, effective immediately. He succeeds Matthew Landa, who has resigned as CEO. In addition, David Alberga has resigned as Executive Chairman of the Company and as Chairman of the Board of Directors, effective immediately. Messrs. Landa and Alberga will both remain members of the Board; their terms expire at the Company’s Annual Meetings of Stockholders in 2013 and 2014, respectively. Mr. Belmonte has been nominated by the Board to serve as a director and will stand for election at the Company’s 2013 Annual Meeting of Stockholders.

The ACTIVE Network Board has initiated a search process and will retain a leading executive search firm to identify a permanent CEO. The search process will include a full review of internal and external candidates.

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“Jon Belmonte is a proven executive with more than 10 years of senior leadership experience at ACTIVE Network,” said Bruns Grayson, Presiding Director of the ACTIVE Network Board. “Jon is focused on driving improved operational efficiency and enhanced financial performance. The Board recognizes the strong long-term growth potential for ACTIVE Network and believes the time is right for new leadership to prioritize and accelerate the Company’s strategic and financial goals. We will work expeditiously to identify a new leader who will bring a fresh perspective and enable the Company to achieve its full potential for the benefit of its customers, employees, stockholders and other constituencies.”

33. Underscoring the Company’s positioning for long-term growth, the Company in its press release announcing its first quarter 2013 financial results on May 2, 2013, reported strong first quarter 2013 revenue and Adjusted EBITDA that was better than previously provided guidance. The Company presented the following highlights:

Q1 2013 Financial Highlights:

(All comparisons are made to the first quarter of 2012)

• Total net revenue up 12% to $106.0 million.

• Technology revenue increased 13% and constituted 90%, or $95.0 million, of total net revenue.

• Net registration revenue increased 11% to $70.5 million—number of registrations flat; revenue per registration up 11%.

• Marketing services revenue constituted 10%, or $11.0 million, of total net revenue.

• Gross margins increased 230 basis points as a % of revenue to 52.6%.

• Net loss was $15.2 million compared to net loss of $20.3 million.

• Adjusted EBITDA, a non-GAAP financial measure, was $6.1 million.

“Our strong first quarter 2013 revenues and bottom line results demonstrate the Company’s ability to scale our infrastructure and deliver gross margin accretion,” said Scott Mendel, CFO of ACTIVE Network. “Cash flow for the quarter was very strong, reflecting our top line growth and following typical seasonal patterns. We remain focused on driving operational efficiency to capitalize on our large market opportunity and generate long-term growth.”

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34.	The Company continued the positive financial news for stockholders, on August

1, 2013, announcing it was revising its expected Adjusted EBITDA in the range of $52.5 million to $55.5 million for the full year 2013, an improvement from the Company’s previously issued outlook, and reporting strong second quarter 2013 financial results. The press release included the following highlights:

Q2 2013 Financial Highlights:

(All comparisons are made to the second quarter of 2012)

•	Total net revenue up 9% to $132.4 million.
•	Technology revenue increased 10% and constituted 90%, or $119.5 million, of total net revenue.
•	Net registration revenue increased 10% to $92.3 million; registrations grew 6% and revenue per registration up 4%.
•	Marketing services revenue constituted 10%, or $12.9 million, of total net revenue.
•	Net loss was $4.5 million, compared to net loss of $2.3 million.
•	Adjusted EBITDA, a non-GAAP financial measure, was $22.2 million. Excluding charges related to management changes, Adjusted EBITDA was $23.7 million up 18%.

“I am pleased with our strong second quarter results – with revenues at the top end of our outlook range and Adjusted EBITDA exceeding the high end of our guidance,” said Jon Belmonte, Interim CEO of ACTIVE Network. “During the quarter, we commenced a number of prioritization efforts designed to strengthen our financial performance and extend our market leadership position.”

“We believe our focus on operational efficiency will result in significant progress towards our future Adjusted EBITDA margin target of 23-27%,” said Scott Mendel, CFO of ACTIVE Network. “Our prioritization efforts drove strong margin accretion in the second quarter which we believe will continue, while helping position us for sustainable long-term growth.”

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35. Indeed, the Company’s focus on operational efficiency and the change in leadership have positioned the Company for long-term growth. As set forth below, as of July 31, 2013, the price of Active shares had almost doubled:

[GRAPHICS APPEARS HERE]

The Proposed Transaction Is Unfair

36. Despite two consecutive quarters of promising financial results, an enhanced full year 2013 outlook, and a management shake-up, the Company’s August 1, 2013 press release Active also announced that the Board formed a Strategic Transactions Committee to evaluate strategic alternatives. The August 1, 2013 press release stated:

Separately, the Company noted it has received expressions of interest from outside parties ranging from an investment in ACTIVE Network to an acquisition of the Company. As a result, ACTIVE Network announced today its Board of Directors has a committee in place to evaluate strategic alternatives.

“The Strategic Transactions Committee and the entire Board of Directors intend to evaluate all options carefully in order to maximize shareholder value, including the continued execution of its stand-alone plan,” said Jon Belmonte, Interim CEO of ACTIVE Network. “The management team remains focused on execution of its operating plan.”

37.	According to a September 27, 2013 Bloomberg article, Vista and Thoma Bravo

LLC were among firms that had been invited to make second-round bids by October 7, 2013.

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38. Curiously, a week before the October 7 deadline, on September 30, 2013, Active and Vista issued a joint press release announcing that they had entered into an Agreement and Plan of Merger dated September 28, 2013 (the “Merger Agreement”) to sell Active to Vista, under which Vista will launch a cash tender offer no later than October 8, 2013, to purchase all of Active’s outstanding common shares at a purchase price of $14.50 per share. The Proposed Transaction is valued at approximately $1.01 billion.

39. The initial offer period of the Tender Offer will expire as soon as 20 business days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. According to the Merger Agreement, Active and Vista intend to effect the merger pursuant to recently enacted 251(h) of the Delaware General Corporation Law, as a short-form merger, cashing out any stockholders who do not tender without holding a stockholder vote.

40. The Proposed Transaction fails to adequately compensate Active’s stockholders for the intrinsic value of the Company as well as the significant benefits Vista will receive from the merger.

41. The September 30, 2013 joint press release touted the significant benefits to Vista from the Proposed Transaction, reporting:

“We believe the partnership with Vista will position us to execute on our strategy and further enhance our industry leadership. For our customers, we will continue to focus on delivering the strongest product offerings through our advanced technology platform,” concluded [Defendant] Belmonte.

“ACTIVE Network’s leadership position in cloud-based Activity and Participant Management™ (APM) solutions make it a highly attractive investment for us,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are looking forward to working with the ACTIVE team and continuing to drive the next phase of ACTIVE’s growth.”

42. While the September 30, 2013 joint press release touts a premium of approximately 111% to ACTIVE’s year to date average closing stock price, the Offer Price is actually a discount to the $15.00 issue price in the Company’s recent IPO. A September 30,

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2013 SeekingAlpha article entitled “A Round Trip For Active Network Shares” commented on the “paltry valuation,” stating:

After a little more than two years of trading on the NYSE, registration and events management software vendor Active Network (ACTV) is leaving the public eye in a $1 billion take-private by Vista Equity Partners. The deal carries a fairly paltry valuation, and only returns the company’s share price to basically the same level where it sold them in the IPO. And that was when Active Network’s revenue was roughly one-quarter smaller than it is today.

Vista is paying $14.50 per share in cash for Active Network, valuing the company’s equity at $1.05 billion. Including the assumption of cash and capital lease obligations, the deal values Active Network at a 2.1x trailing sales. For comparison, the company’s much smaller competitor Cvent (CVT) is currently valued much higher at $1.4 billion, or 14.5x trailing revenue.

*	* *

Vista took a charitable view of the per-share premium, noting that its offer is 111% above the average year-to-date closing price for Active Network. A more grounded view, however, shows the offer only matches Active Network’s $15 IPO price in May 2011, and represents a more common 27% premium to its closing share price Friday.

The Preclusive Deal Protection Devices

43. In addition to concerns regarding the inadequate consideration offered to Active stockholders in the Proposed Transaction, the Merger Agreement features several provisions that work to preclude other bidders from stepping forward with a superior alternative offer. At best, these provisions place stockholders in an unfortunate position and, at worst, question the impartiality of the Board in the negotiation process.

44. First, the Merger Agreement includes a “no solicitation” provision which impairs the ability of the Active Board to secure an offer that adequately captures the inherent value of the Company and adequately compensates Active’s stockholders for their ownership interest in the Company. Specifically, section 5.4(a) of the Merger Agreement prohibits the Board and any Company personnel from soliciting, initiating, facilitating or encouraging alternative proposals in an attempt to procure a price in excess of the amount offered by Vista. This section provides an illusory “exception” which allows the Company to continue negotiations with certain excluded parties who made a bona fide written offer, indication of

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interest or proposal for an Acquisition Proposal (as defined in the Merger Agreement) prior to September 28, 2013 which could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) until October 21, 2013. In conjunction with the matching rights and termination fee discussed below, the no solicitation provision will deter any potential buyers, including any “excluded parties,” from making a competing bid.

45. Similarly, section 5.4 of the Merger Agreement provides a “matching rights” provision whereby the Company must notify Vista of any unsolicited competing bidder’s offer within 24 hours. Then, if and only if the Board determines that the competing offer warrants a “Change in Company Board Recommendation,” pursuant to section 5.4(d) of the Merger Agreement, Vista is granted two business days to amend the terms of the Merger Agreement so that the change in circumstance no longer warrants a Change in Company Board Recommendation.

46. The foregoing provisions have the effect of ensuring that no other company will put forth a competing offer because their offer would be immediately communicated to Vista, giving Vista an informational advantage against any competing proposal as well as the ability to match any competing bid.

47. Defendants have also agreed to a termination fee, which may require Active to pay a Termination Fee of as much as $32,003,760 to Vista in the event that the Company decides to pursue another offer, thereby requiring that the alternate bidder agree to pay a naked premium for the right to provide Active stockholders with a superior offer.

48. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Active’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

49. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

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50. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

CLAIMS FOR RELIEF COUNT I

Breach of Fiduciary Duties (Against All Individual Defendants)

51.	Plaintiff repeats all previous allegations as if set forth in full herein.

52. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Active and have acted to put their personal interests ahead of the interests of Active shareholders.

53. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Active’s value for the benefit of the shareholders and requires enhanced scrutiny by the Court.

54. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Active because, among other reasons: (a) they failed to take steps to maximize the value of Active to its public shareholders and took steps to avoid competitive bidding; (b) they failed to properly value Active; and (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Active’s assets and will be prevented from benefiting from a value-maximizing transaction.

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56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

57.	Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying Plaintiff as class representative and Plaintiff’s counsel as Class counsel; B. Declaring that Defendants have breached their fiduciary duties to Plaintiff and the Class; C. Declaring that the Proposed Transaction was entered in breach of Defendants’ fiduciary duties and is therefore unlawful and unenforceable; D. Preliminarily and permanently enjoining Defendants and all those acting in concert with them from consummating the Proposed Transaction until such time that the Individual Defendants have adequately undertaken all appropriate and available methods to maximize shareholder value and remove any conflict of interest that has clouded the process and the Individual Defendants’ judgment; E. In the event that the Proposed Transaction is consummated, rescinding the Merger, and/or awarding Plaintiff and the Class compensatory damages and/or rescissory damages; F. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff’s attorneys’ fees, expenses and experts’ fees; and G. Granting such other and further relief as this Court may deem to be just and proper.

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JURY DEMAND

Plaintiff demands a trial by jury.

Dated: October 8, 2013

WEISSLAW LLP

Leigh A. Parker

By:

Leigh A. Parker

1516 South Bundy Drive, Suite 309

Los Angeles, CA 90025

Telephone: 310/208-2800

Facsimile: 310/209-2348

-and-

Richard A. Acocelli

1500 Broadway, 16th Floor

New York, NY 10036

Telephone: 212/682-3025

Facsimile: 212/682-3010

Attorneys for Plaintiff Stephen Bushansky and the Proposed Class

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